As filed with the Securities and Exchange Commission on June 1, 2012

Registration No. 333-175987

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NUPATHE INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-2218246
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

(484) 567-0130

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jane H. Hollingsworth

Chief Executive Officer

NuPathe Inc.

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

(484) 567-0130

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Michael F. Marino, Esq.

Vice President and General Counsel

NuPathe Inc.

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

(484) 567-0130

Michael N. Peterson, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective, as determined by the selling stockholder named in the prospectus contained herein.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities, and the selling stockholder is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 1, 2012

PRELIMINARY PROSPECTUS

2,901,734 Shares of Common Stock

This prospectus relates to the sale of up to 2,901,734 shares of our common stock by Aspire Capital Fund, LLC (referred to in this prospectus as “Aspire Capital” or the “selling stockholder”), consisting of 2,746,147 shares that we may issue to Aspire Capital in the future pursuant to the terms of a common stock purchase agreement that we previously entered into with Aspire Capital, 70,721 shares that we previously sold to Aspire Capital pursuant to such purchase agreement, and 84,866 shares (referred to in this prospectus as the “Commitment Shares”) that we previously issued to Aspire Capital as consideration for entering into that purchase agreement.  The prices at which Aspire Capital may sell the shares pursuant to this prospectus will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive proceeds from the sale of our shares by Aspire Capital.  However, we may receive proceeds of up to $30.0 million from the sale of our common stock to Aspire Capital pursuant to that purchase agreement we entered into with Aspire Capital, once the registration statement, of which this prospectus is a part, is declared effective.

Aspire Capital is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 and listed on The NASDAQ Global Market under the ticker symbol “PATH.”  On May 31, 2012, the last reported sale price for our common stock was $3.25 per share.  The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Global Market.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2012.

ABOUT THIS PROSPECTUS

We incorporate by reference important information about us into this prospectus.  You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information.”  You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Documents by Reference.”  If the information in, or incorporated by reference into, this prospectus conflicts with information in a document incorporated by reference into this prospectus, the information in this prospectus will control.  All references in this prospectus to “NuPathe,” “the Company,” “we,” “us,” “our” and similar references mean NuPathe Inc., unless we state otherwise or the context otherwise requires.

You should rely only on the information contained in, or incorporated by reference into, this prospectus.  We have not authorized anyone to provide you with information that is different.  Neither we, nor the selling stockholder, are making any offer to sell these securities in any jurisdiction where the offer is not permitted.  The information in this prospectus is accurate only as of the applicable dates, regardless of the time of delivery of this prospectus or any issuance or sale of any securities.  Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: Neither we nor the selling stockholder have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States.  You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

The following summary provides an overview of certain information about our company and the offering and may not contain all the information that may be important to you.  This summary is qualified in its entirety by and should be read together with the information contained in, or incorporated by reference into, other parts of this prospectus.  You should carefully read this entire prospectus, including the “Risk Factors” section, and the information incorporated by reference into this prospectus, before making a decision about whether to invest in our securities.

Company Overview

We are a biopharmaceutical company focused on the development and commercialization of branded therapeutics for diseases of the central nervous system, including neurological and psychiatric disorders. Our most advanced product candidate, NP101 (also referred to as Zelrix and our migraine patch), is an active, single-use transdermal sumatriptan patch that we are developing for the treatment of migraine. NP101 uses our proprietary SmartRelief technology. If approved, NP101 will be the first transdermal patch indicated for the treatment of migraine.  Following approval, we plan to launch NP101 in the U.S. with a commercial partner and our own specialty sales force. We are seeking a partner to market NP101 outside the U.S.

NP101 is designed to overcome significant limitations of current migraine treatments that are related to route of administration and peak plasma concentrations.  The most commonly prescribed class of medications, triptans, accounted for 88% of all migraine-specific medication units sold in 2011 and are available as tablet, orally-disintegrating tablet, nasal spray, and subcutaneous injection.

While migraine is commonly associated with a debilitating headache that is the hallmark of a migraine, migraine-related nausea, experienced by as many as 92% of all migraine sufferers, can be as debilitating as the headache and a significant source of disability.  Patients with migraine-related nausea often delay taking medication until the nausea subsides or may skip treatment altogether. In extreme cases, some patients force themselves to vomit. According to a survey conducted by the National Headache Foundation in 2008, 48% of respondents who ever experienced nausea or vomiting with a migraine reported that the nausea or vomiting had a moderate to major impact on when or how they take migraine medications. In the same survey, some migraine patients reported they delay taking migraine medication until nausea subsides, while others reported they avoid taking their migraine medication altogether because of nausea or vomiting.  Because NP101 is administered transdermally, we believe that it will be an attractive treatment option for migraine patients suffering from nausea or vomiting who might otherwise delay or avoid taking medication.  The pivotal Phase III clinical trial for NP101 demonstrated that NP101 provided statistically significant superiority compared to placebo at one hour after patch application for both headache pain relief and freedom from migraine-related nausea.  We believe this will be an attractive feature for many migraine patients who commonly experience nausea along with the headache pain of a migraine.

According to a 2001 article by Dr. Michel Ferrari published in The Lancet, a peer-reviewed medical journal, clinical trials have demonstrated that at least 40% of migraine patients fail to respond consistently to oral triptans. Based on data from multiple published third party clinical trials, including those described in a 2005 article by Dr. David Dodick published in Headache, a peer-reviewed medical journal, we believe patients’ failure to respond consistently results from a variety of causes, including low and inconsistent absorption of oral medication because of reduced gastric motility in migraine patients. Because NP101 does not depend on gastrointestinal absorption, its absorption will not be compromised by reduced gastric motility experienced by some migraine patients. As a result, we believe that NP101 will provide more consistent relief than oral medications.

Many patients also avoid or delay treatment because they fear triptan sensation adverse events, which include chest tightness, chest heaviness, numbness of the extremities, paresthesias (or tingling), and panic.

According to U.S. prescribing information, the incidence of triptan sensation adverse events is at least 42% for subcutaneous injection and up to 14% for oral sumatriptan.  NP101 delivers therapeutic sumatriptan plasma levels without reaching levels commonly associated with an increased prevalence of triptan sensation adverse events.

We submitted a New Drug Application, or NDA, for NP101 to the U.S. Food and Drug Administration (referred to in this prospectus as the “FDA”) in October 2010.  In August 2011, we received a complete response letter (referred to in this prospectus as “CRL”) from the FDA.  A CRL is issued by the FDA when questions remain that preclude the FDA from approving the NDA in its present form. In the CRL, the FDA acknowledged that the efficacy of NP101 in the overall migraine population was established.  The CRL primarily contained chemistry, manufacturing and safety questions. We expect to resubmit our NDA for NP101 in the first half of 2012.  We believe our resubmission will result in a six month review period under the Prescription Drug User Fee Act, which will be the target date for the FDA to complete its review of the NDA.

We have two other proprietary product candidates in preclinical development that address large market opportunities, NP201 for the continuous symptomatic treatment of Parkinson’s disease, and NP202 for the long-term treatment of schizophrenia and bipolar disorder.  We are seeking a co-development partner for NP201 and we expect to submit an Investigational New Drug Application for NP202 in 2013.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are described in more detail in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•            We need to raise additional funds to continue as a going concern; failure to raise such funds may cause us to delay or modify our operations and plans related to NP101 and our other product candidates, pursue a plan to sell our assets or seek bankruptcy protection;

•            Our indebtedness may limit cash flow available to invest in the ongoing needs of our business and our inability to meet our payment obligations may permit our lenders to proceed against the collateral granted pursuant to the loan and security agreement we have entered into with such lenders;

•            We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future. We may never become profitable;

•            We are heavily dependent on the success of NP101.  If we fail to obtain marketing approval for and commercialize NP101, or experience delays in doing so, our business will be materially harmed;

•            Our success in obtaining regulatory approval to market NP101 in the U.S. depends on our ability to address the issues raised by the FDA in its complete response letter regarding our new drug application for NP101;

•            The FDA may require us to address additional issues which may delay, limit or preclude approval of NP101;

•            If we are unable to obtain marketing approval for NP101 or our other product candidates, we will not be able to commercialize our product candidates and our business will be substantially harmed; and

•            We use third parties to manufacture our product candidates, including NP101, and the machinery to produce the commercial supply of NP101 must be designed, built and validated. This may increase the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, which could result in clinical development and commercialization of our product candidates being delayed, prevented or impaired.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in January 2005. Our principal executive offices are located at 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428 and our telephone number is (484) 567-0130. Our website address is www.nupathe.com. We have included our website address in this prospectus solely as an inactive textual reference.  The information contained on, or that can be accessed through, our website is not part of this prospectus.

In this prospectus, unless otherwise stated or the context otherwise indicates, references to “NuPathe,” “the Company,” “we,” “us,” “our” and similar references refer to NuPathe Inc. The name NuPathe® is our registered trademark. Zelrix™, SmartRelief™ and LAD™ are our trademarks. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock being offered by the selling stockholder	2,901,734 shares

Common stock outstanding	14,748,582 shares (as of May 31, 2012) (1)

Use of proceeds

The selling stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $30.0 million in proceeds from the sale of our common stock to the selling stockholder under the purchase agreement described below. We intend to use all such net proceeds for the seeking of marketing approval for, the initiation of commercial manufacture of and, if approved, the commercial launch of NP101 (also referred to as Zelrix and our migraine patch) in the U.S. We may, however, also use a portion of such funds for working capital and other general corporate purposes, which may include debt service and interest obligations, the acquisition or licensing of other products or technologies or the acquisition of other businesses in the biotechnology or specialty pharmaceuticals industry.

The Nasdaq Global Market symbol	“PATH”

Listing	The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Global Market.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

(1)                The number of shares of our common stock outstanding as of May 31, 2012 was 14,748,582, and excludes:

•                  2,255,743, shares of common stock issuable upon the exercise of options outstanding as of May 31, 2012 at a weighted average exercise price of $3.58 per share;

•            200,268 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2012 at a weighted average exercise price of $7.60 per share;

•            618,676 additional shares of common stock available for future issuance as of May 31, 2012 under our Amended and Restated 2010 Omnibus Incentive Compensation Plan; and

•            249,533 shares of common stock available for future issuance as of May 31, 2012 under our 2010 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or the warrants described above.

On August 2, 2011, we entered into a common stock purchase agreement (referred to in this prospectus as the “Purchase Agreement”), with Aspire Capital Fund, LLC, an Illinois limited liability company (referred to in this prospectus as “Aspire Capital” or the “selling stockholder”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our shares of common stock over the approximately 24-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 84,866 shares of our common stock (referred to in this Prospectus as the “Commitment Shares”), as a commitment fee. Upon execution of the Purchase Agreement, we sold to Aspire Capital 70,721 shares of common stock, which we refer to as the Initial Purchase Shares. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, which we refer to as the Registration Rights Agreement, in which we agreed to file one or more registration statements, including the registration statement of which this prospectus is a part, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of May 31, 2012, there were 14,748,582 shares of our common stock outstanding.  If all of the 2,901,734 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent approximately 16.6% of the total common stock outstanding as of the date hereof.  The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering under the Securities Act 2,901,734 shares of our common stock, which includes the Commitment Shares and the Initial Purchase Shares that have already been issued to Aspire Capital and 2,746,147 shares of common stock which we may issue to Aspire Capital after this registration statement is declared effective under the Securities Act. All 2,901,734 shares of common stock are being offered pursuant to this prospectus.  Under the Purchase Agreement, we have the right but not the obligation to sell more than the 2,901,734 shares of common stock offered in this prospectus to Aspire Capital.  If we elect to sell more than the 2,901,734 shares of common stock offered hereby, we must first obtain the approval of our stockholders to do so and register under the Securities Act the resale of any additional shares we may elect to sell to Aspire Capital before we can put such additional shares to Aspire Capital under the Purchase Agreement.

After the U.S. Securities and Exchange Commission, or SEC, has declared effective the registration statement of which this prospectus is a part, on any trading day on which the closing sale price of our common stock is not less than $4.00, or the “Floor Price,” we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each referred to in this prospectus as a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 100,000 shares of our common stock per trading day, provided that the aggregate price of such purchase shall not exceed $500,000 per trading day, up to $30.0 million of our common stock in the aggregate at a per share price (referred to in this prospectus as the “Purchase Price”) calculated by reference to the prevailing market price of our common stock (as more specifically described below).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount equal to the lesser of (i) 100,000 shares and (ii) the number of shares with an aggregate purchase price of $500,000, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each referred to in this prospectus as a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on The NASDAQ Global Market on the next trading day (referred to in this prospectus as the “VWAP Purchase Date”), subject to a maximum number of shares we may determine (referred to in this prospectus as the “VWAP Purchase Share Volume Maximum”) and a minimum trading price (referred to in this prospectus as the “VWAP Minimum Price Threshold”) (as more specifically described below).  The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (referred to in this prospectus as the “VWAP Purchase Price”) is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than the Floor Price. This Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 20, 2012, which is incorporated by reference incorporated by reference into this prospectus, before making an investment decision. For more information, see “Where You Can Find More Information.” Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should consider carefully the risks incorporated by reference into this prospectus, together with the other information contained in, or incorporated by reference into, this prospectus, including our financial statements and the related notes. We believe the risks incorporated by reference into this prospectus are the risks that are material to us as of the date of this prospectus. If any of these risks actually occur, our business, financial condition, results of operations and prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the documents incorporated by reference into this prospectus, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements contained in, or incorporated by reference into, this prospectus that are not historical facts are hereby identified as forward-looking statements for this purpose and include, among others, statements relating to:

•                  the sufficiency of our cash and cash equivalents to fund our operations, debt service and interest obligations into the third quarter of 2012;

•                  our ability to obtain additional capital in sufficient amounts or on terms acceptable to us, and the consequences of failing to do so;

•                  future expenses and capital requirements;

•                  our interpretation of the CRL that we received from the FDA regarding our NDA for NP101 and the outcome of our end-of-review meeting with the FDA relating to the CRL;

•                  our plans to address the questions raised in the CRL and the sufficiency of such plans, including our ability to successfully complete the additional trials, tests, device enhancement, packaging modification and other activities to support the resubmission of our NDA for NP101 and our ability to obtain a waiver of a dermal carcinogenicity study;

•                  our resubmission of the NDA for NP101, the timing of such resubmission and the timing of the FDA’s review of such resubmission;

•                  our ability to obtain marketing approval of NP101 and our other product candidates and the timing of any such approval and subsequent commercial launch;

•                  our development and commercialization plans regarding NP101 and our other product candidates;

•                  our development, manufacturing and commercialization capabilities;

•                  our ability to establish and effectively manage our supply chain;

•                  the performance of our partners and other third parties;

•                  our ongoing and planned preclinical studies, clinical trials and regulatory submissions;

•                  the implication of results from clinical trials and other research activities;

•                  our ability to acquire or license suitable product candidates or technologies from third parties;

•                  our ability to obtain commercial and development partners for NP101 and our other product candidates, and the timing of any such partnerships;

•                  the rate and degree of market acceptance of NP101 and any other future products;

•                  the size and growth of the potential markets for NP101 and our other product candidates and our ability to serve those markets;

•                  our ability to obtain and maintain intellectual property protection and the scope of such protection;

•                  the effect of legal and regulatory developments in the U.S. and foreign countries; and

•                  the potential effects of the sale by the selling stockholder of shares of our common stock;

as well as other statements regarding our projections, expectations, beliefs, future performance, future financial condition, prospects, plans and objectives for future operations (including assumptions underlying or relating to any of the foregoing).  Forward-looking statement generally can be identified by words such as “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” and similar expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based upon our current expectations, plans and beliefs and are subject to a number of risks and uncertainties.  We may not actually achieve the plans, intentions or expectations described in our forward-looking statements and you should not place undue reliance on our forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations described in the forward-looking statements we make.  We have included important factors in the cautionary statements included in, and incorporated by reference into, this prospectus, particularly in the “Risk Factors” section of this prospectus and Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011, that we believe could cause actual results or events to differ materially from those expressed or implied by our forward-looking statements.  Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

You should read this prospectus and the documents that we reference in, and that are incorporated by reference into, this prospectus and have been filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any issuance or sale of our common stock. We do not assume any obligation to update any forward-looking statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus.  The information incorporated by reference into this prospectus is considered to be part of this prospectus. We incorporate by reference into this prospectus:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 20, 2012;

•                  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the SEC on May 10, 2012;

•                  our Current Report on Form 8-K filed with the SEC on April 26, 2012; and

•                  the information specifically incorporated by reference from our Proxy Statement on Schedule 14A filed with the SEC on April 20, 2012 into our Annual Report on Form 10-K for the year ended December 31, 2011.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into the prospectus but not delivered with the prospectus, upon written or oral request and at no cost to the requester.  You may request a copy of any or all of the information incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address:

NuPathe Inc.

227 Washington Street, Suite 200

Conshohocken, Pennsylvania 19428

Attention: General Counsel

(484) 567-0130

You may also obtain copies of our SEC filings as described in the “Where You Can Find More Information” section of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference into this prospectus, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Any information we file with the SEC, including the documents incorporated by reference into this prospectus, is also available on the SEC’s website at http://www.sec.gov. We also maintain a web site at http://www.nupathe.com through which you can access our SEC filings. We have included our website address and the SEC’s website address in this prospectus solely as inactive textual references.  The information contained on, or that can be accessed through, our website and the SEC’s website is not part of this prospectus.

SELECTED FINANCIAL DATA

The selected financial data presented below as of and for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been derived from our audited financial statements. Our financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference into this prospectus. Our audited financial statements as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 are not incorporated by reference into this prospectus. The selected financial data presented below as of March 31, 2012 and 2011 and for the three months ended March 31, 2012 and 2011 have been derived from our unaudited financial statements incorporated by reference into this prospectus. Results from any interim period are not necessarily indicative of the results to be expected for any future period or for a full year and historical results are not necessarily indicative of the results to be expected for any future periods. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes incorporated by reference into this prospectus.

	Three months ended March 31,		Years ended December 31,			Period from January 7, 2005 (Inception) through March 31,
Statement of operations data:	2012	2011	2011	2010	2009	2012
	Unaudited	Unaudited
	(in thousands, except share and per share data)
Revenue	$—	$—	$—	$650	$—	$650

Operating expenses:
Research and development	3,454	1,574	12,407	17,064	11,310	64,712
Acquired in-process research and development	—	—	—	—	—	5,500
Selling, general and administrative	2,387	1,970	9,416	4,772	3,142	26,402
	5,841	3,544	21,823	21,836	14,452	96,614

Loss from operations	(5,841)	(3,544)	(21,823)	(21,186)	(14,452)	(95,964)
Interest income (expense), net	(443)	(179)	(1,411)	(3,671)	(1,290)	(7,620)
Loss before tax benefit	(6,284)	(3,723)	(23,234)	(24,857)	(15,742)	(103,584)

Income tax benefit	—	—	47	500	151	698
Net Loss	(6,284)	(3,723)	(23,187)	(24,357)	(15,591)	$(102,886)

Accretion of redeemable convertible preferred stock	—	—	(-)	(2,533)	(3,617)
Net loss applicable to common stockholders	$(6,284)	$(3,723)	$(23,187)	$(26,890)	$(19,208)
Basic and diluted net loss per common share	$(0.43)	$(0.26)	$(1.58)	$(4.39)	$(50.31)

Weighted average basic and diluted common shares outstanding	14,732,582	14,553,748	14,630,125	6,126,123	381,789

	As of March 31,		As of December 31,
Balance sheet data:	2012	2011	2011	2010	2009
	Unaudited	Unaudited
	(in thousands)
Cash and cash equivalents	$14,574	$32,768	$23,059	$38,918	$3,927
Working capital	2,965	29,610	10,995	34,142	1,527
Total assets	22,328	39,237	30,849	43,753	5,009
Long-term debt	3,426	3,148	5,481	3,704	—
Redeemable convertible preferred stock	—	—	—	—	55,538
Total stockholders’ equity (deficit)	7,018	30,817	12,971	34,265	(54,474)

	As of March 31,		Years ended December 31,			Period from January 7, 2005 (Inception) through March 31,
Statement of cash flows data:	2012	2011	2011	2010	2009	2012
	Unaudited	Unaudited
	(in thousands)
Net cash used in operating activities	$(6,203)	$(5,478)	$(20,917)	$(18,404)	$(13,567)	$(84,552)
Net cash used in investing activities	(112)	(564)	(3,546)	(3,485)	(29)	(12,866)
Net cash (used in) provided by financing activities	(2,170)	(108)	8,604	56,880	9,155	111,992

USE OF PROCEEDS

The selling stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $30.0 million in proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement. We will bear all reasonable expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by Aspire Capital. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by Aspire Capital.

Assuming the sale by us of all $30.0 million of common stock to Aspire Capital and estimated expenses of $0.1 million, the net proceeds to us would be $29.9 million. We intend to use all such net proceeds for the seeking of marketing approval for, the initiation of commercial manufacture of and, if approved, the commercial launch of NP101 in the U.S.  We may, however, also use a portion of such funds for working capital and other general corporate purposes, which may include debt service and interest obligations, the acquisition or licensing of other products or technologies or the acquisition of other businesses in the biotechnology or specialty pharmaceuticals industry.

This anticipated use of net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including:

•                  our ability to successfully complete the additional trials, tests, device enhancement, packaging modification and other activities to support the resubmission of our NDA for NP101 and our ability to obtain a waiver of a dermal carcinogenicity study;

•                  the timing and outcome of the FDA’s review of our NDA resubmission for NP101, including the extent to which the FDA may request or require us to provide additional information or undertake additional trials or studies;

•                  the cost, scope and timing of activities undertaken to prepare for commercialization of NP101;

•                  the scope, progress, results and costs of development for our other product candidates;

•                  the extent to which we acquire or invest in new products, businesses and technologies;

•                  the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for NP101 and our other product candidates; and

•                  any unforeseen or underestimated cash needs.

As a result, our management will retain broad discretion over the allocation of the net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement. In addition, our anticipated use of proceeds does not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments that we may make. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies.

Pending our use of the net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities and money market accounts.

Our principal sources of liquidity are cash and cash equivalents of $14.6 million as of March 31, 2012, of which $3.0 million is required to be maintained under the terms of our loan and security agreement. As of March 31, 2012, we had working capital of $3.0 million. During the three months ended March 31, 2012, we used $6.2 million of cash for operating activities, $0.1 million for investing activities, and $2.2 million for financing activities related to contractual debt repayments. We expect to use a similar aggregate amount of cash for operating activities, financing activities and investing activities for the three months ending June 30, 2012. We believe that our existing cash and cash equivalents will be sufficient to fund our operations, debt service and interest obligations into the third quarter of 2012. We will require additional capital to fund our operations and capital requirements beyond that point.

To meet our capital needs, we are considering multiple alternatives, including, but not limited to, additional equity financings, debt financings, corporate collaboration and licensing agreements, and other funding transactions. There can be no assurance that we will be able to complete any such transaction on acceptable terms or otherwise. If we are unable to successfully complete the additional trials, tests, device enhancement, packaging modification and other activities to support the resubmission of our NDA in a timely manner, our ability to obtain additional capital may be adversely affected. Furthermore, the covenants and the pledge of our assets as collateral under our loan and security agreement limit our ability to obtain additional debt financing. Until such time as we are able to secure the necessary capital, we plan to continue conserving our capital resources, predominantly by focusing on activities related to NP101.

If we obtain additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, will result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt or equity financing may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we obtain additional capital through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

If we are unable to obtain the necessary capital, we will need to curtail operations significantly and modify our business strategy which may require us to delay, modify or abandon our operations and plans related to NP101 and our other product candidates, pursue a plan to sell our assets or seek bankruptcy protection. Bankruptcy proceedings may result in the termination of agreements pursuant to which we license certain intellectual property rights. Additionally, failure to obtain the necessary capital may result in an event of default under our loan and security agreement. Our loan and security agreement contains customary events of default including upon the occurrence of a payment default, a covenant default, a material adverse change (as defined in our loan and security agreement) and insolvency. Upon the occurrence of an event of default, the interest on outstanding loans will be increased by 3% over the rate that would otherwise be applicable. In addition, the occurrence of an event of default could result in the acceleration of our obligations under the loan and security agreement as well as grant the lenders the right to exercise remedies with respect to the collateral which secures the facility.

DILUTION

If you acquire shares of our common stock from the selling stockholder in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value of common stock as of March 31, 2012 was $7.0 million, or $0.48 per share of common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding.

After giving effect to (i) the issuance of the 84,866 Commitment Shares, (ii) the sale of the 70,721 Initial Purchase Shares, at a price of $7.07 per share and (iii) the sale of 2,746,147 shares of common stock (the maximum number of additional Purchase Shares that can be sold so as not to exceed 19.9% of our outstanding common stock on the date of the Purchase Agreement) in the aggregate amount of $11.0 million at an assumed offering price of $4.00 per share, and after deducting estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2012 would have been $18.4 million, or $1.05 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.57 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $2.95 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$4.00
Historical net tangible book value per share as of March 31, 2012	$0.48
Increase in net tangible book value per share attributable to this offering	0.57
Pro forma net tangible book value per share after this offering		1.05
Dilution per share to investors participating in this offering		$2.95

The shares sold in this offering, if any, in addition to the Commitment Shares and the Initial Purchase Shares may be sold from time to time at various prices.

Each $1.00 increase in the per share price at which we sell shares to Aspire Capital under the Purchase Agreement from the assumed offering price of $4.00 per share would increase our pro forma net tangible book value by $2.7 million, our pro forma net tangible book value per share by $0.16 and dilution per share to new investors purchasing shares of common stock in this offering by $0.84, assuming that the number of shares of common stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

The table and calculations set forth above are based on the number of shares of common stock outstanding as of March 31, 2012 and assumes no exercise of any outstanding options or warrants. To the extent that options or warrants are exercised, there will be further dilution to new investors.

The above information excludes:

•            2,255,743, shares of common stock issuable upon the exercise of options outstanding as of May 31, 2012 at a weighted average exercise price of $3.58 per share;

•            200,268 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2012 at a weighted average exercise price of $7.60 per share;

•            618,676 additional shares of common stock available for future issuance as of May 31, 2012 under our Amended and Restated 2010 Omnibus Incentive Compensation Plan; and

•            249,533 shares of common stock available for future issuance as of May 31, 2012 under our 2010 Employee Stock Purchase Plan.

THE ASPIRE TRANSACTION

General

On August 2, 2011, we entered into the Purchase Agreement which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of shares of our common stock over the term of the Purchase Agreement.  In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital the Commitment Shares and Aspire Capital purchased the Initial Purchase Shares.  Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of May 31, 2012, there were 14,748,582 shares of our common stock outstanding.  If all of the 2,901,734 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent approximately 16.6% of the total common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering under the Securities Act 2,901,734 shares of our common stock, which includes the Commitment Shares and the Initial Purchase Shares that have already been issued to Aspire Capital and 2,746,147 shares of common stock which we may issue to Aspire Capital after this registration statement is declared effective under the Securities Act.

All 2,901,734 shares of common stock are being offered pursuant to this prospectus.  Under the Purchase Agreement, we have the right but not the obligation to sell more than the 2,901,734 shares of common stock offered in this prospectus to Aspire Capital.  If we elect to sell more than the 2,901,734 shares of common stock offered hereby, we must first obtain the approval of our stockholders to do so and register under the Securities Act the sale by Aspire Capital of any additional shares we may elect to put to Aspire Capital before we can put such additional shares to Aspire Capital under the Purchase Agreement.

After the SEC has declared effective the registration statement of which this prospectus is a part, on any trading day on which the closing sale price of our common stock is not less than $4.00 per share, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 100,000 shares of our common stock per business day, up to $30.0 million of our common stock in the aggregate at a Purchase Price calculated by reference to the prevailing market price of our common stock over a preceding 12-business day period (as more specifically described below); however, no sale pursuant to a Purchase Notice may exceed $500,000 per trading day.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount equal to the lesser of (i) 100,000 shares and (ii) the number of shares with an aggregate purchase price of

$500,000, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on The NASDAQ Global Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold.  The VWAP Purchase Price is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than the Floor Price.  There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement.  There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

Purchase of Shares under the Common Stock Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us on which the closing sale price of our common stock is not less than $4.00 per share, we may direct Aspire Capital to purchase up to 100,000 shares of our common stock per trading day so long as no sale pursuant to such Purchase Notice may exceed $500,000 per trading day.  The Purchase Price of such shares is equal to the lesser of:

•                  the lowest sale price of our common stock on the purchase date; or

•                  the arithmetic average of the three lowest closing sale prices for our common stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount equal to the lesser of (i) 100,000 shares and (ii) the number of shares with an aggregate purchase price of $500,000, we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on The Nasdaq Global Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 90% of the closing price of the Company’s common stock on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by the Company in the VWAP Purchase Notice.  The VWAP Purchase Price of such shares is 95% of the volume-weighted average price for our common stock traded on The Nasdaq Global Market:

•                  on the VWAP Purchase Date, if the aggregate shares to be purchased on that date have not exceeded the VWAP Purchase Share Volume Maximum; or

•                  during that portion of such trading day until such time as the sooner to occur of (i) the time at which the aggregate shares traded exceed the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, the Company and Aspire Capital may not effect any sales of shares of our common stock pursuant to the Purchase Agreement on any trading day that the closing sale price of our common stock is less than $4.00 per share.

Compliance with Nasdaq Global Market Rules

The Purchase Agreement provides that the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 19.9% of our outstanding shares as of August 2, 2011, the date of the Purchase Agreement, unless stockholder approval is obtained to issue more than 19.9% to be in compliance with the applicable listing maintenance rules of The NASDAQ Global Market.  We currently do not intend to seek stockholder approval of the transactions contemplated by the Purchase Agreement.

Events of Default

Generally, Aspire Capital may terminate the Purchase Agreement upon the occurrence of any of the following events of default:

•                  the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of common stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; in connection with any post-effective amendment to such registration statement that is required to be declared effective by the SEC such lapse or unavailability may continue for a period of no more than 30 consecutive business days, which period will be extended for an additional 15 business days if we receive a comment letter from the SEC in connection therewith;

•                  the delisting of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Capital Market, the NYSE Amex Equities or the OTC Bulletin Board;

•                  our transfer agent’s failure to issue to Aspire Capital shares of our common stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•                  any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which would reasonably be expected to have a material adverse effect on us subject to a cure period of five business days;

•                  if at any time the issuance of shares of common stock upon the submission of a Purchase Notice or VWAP Purchase Notice under this Agreement would result in the issuance of an aggregate number of shares of common stock that would exceed the number of shares of common stock that we may issue under this Agreement without breaching our obligations under the rules or regulations of The Nasdaq Global Market;

•                  if we become insolvent or are generally unable to pay our debts as they become due; or

•                  any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 2,901,734 shares registered in this offering.  It is anticipated that shares registered in this offering will be sold over a period of up to approximately 24 months from the date of this prospectus.  The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline or to be highly volatile.  Sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in dilution to the interests of other holders of our common stock.  However, we have the right to control the timing and amount of sales of our shares to Aspire Capital, and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Amount of Potential Proceeds to be Received under the Purchase Agreement

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to 2,816,868 shares of our common stock.  We estimate that we will sell no more than 2,816,868 shares to Aspire Capital under the Purchase Agreement (exclusive of the Commitment Shares), all of which are included in this offering.  Subject to any required approval by our board of directors and stockholders, we have the right but not the obligation to issue to Aspire Capital more than the 2,901,734 shares offered pursuant to this prospectus.  In the event we elect to issue more than the 2,901,734 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC.  The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement.  The following table sets forth the amount of proceeds we would receive from Aspire Capital from the sale of shares at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Sold if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Aspire Capital Transaction(2)	Proceeds from the Sale of Shares to Aspire Capital Under the Common Stock Purchase Agreement
$4.00	2,816,868	16.6%	$11,267,472
$5.50	2,816,868	16.6%	$15,492,774
$7.50	2,816,868	16.6%	$21,126,510
$9.50	2,816,868	16.6%	$26,760,246
$10.50	2,816,868	16.6%	$29,577,114
$11.00	2,727,273	16.2%	$30,000,000

(1)                                  Excludes 84,866 Commitment Shares issued under the Common Stock Purchase Agreement between the Company and Aspire Capital.

(2)                                  With respect to the Assumed Average Purchase Prices of $4.00, $5.50, $7.50, $9.50 and $10.50, the denominator for each respective percentage is 17,494,729 shares.  With respect to the Assumed Average Purchase Price of $11.00, the denominator for the respective percentage is 17,405,134 shares.  All denominators used include the number of shares outstanding as of May 31, 2012, including the Commitment Shares and the Initial Purchase Shares previously issued to Aspire Capital and the number of shares set forth in the adjacent column which we would have sold to Aspire Capital. The numerator is based on the number of shares which we would have sold under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column.

SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder as of May 31, 2012.  Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering	Shares Beneficially Owned After Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Aspire Capital Fund, LLC (2)	155,587	(3)	1.05%	2,901,734	0	0%

(1)                                  Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In general, a person is deemed to be the beneficial owner of (i) any shares of our common stock over which such person has sole or shared voting power or investment power, plus (ii) any shares which such person has the right to acquire beneficial ownership of within 60 days, whether through the exercise of options, warrants or otherwise.  The percentage of ownership set forth above assumes the sale by the Company to Aspire Capital of all shares being offered pursuant to this prospectus and is based on 14,748,582 shares of our common stock outstanding as of March 15, 2012 in addition to the Commitment Shares and the Initial Purchase Shares issued pursuant to the Purchase Agreement, together with securities exercisable or convertible into shares of Common Stock within 60 days of the date hereof for the selling stockholder.

(2)                                  Steven G. Martin, Erik J. Brown and Christos Komissopoulos, the principals of Aspire Capital, are deemed to be beneficial owners of all of the shares of common stock owned by Aspire Capital. Messrs. Martin, Brown and Komissopoulos have shared voting and investment power over the shares being offered under this prospectus. Aspire Capital is not a registered broker-dealer or an affiliate of a registered broker-dealer.

(3)                                  As of the date hereof, 155,587 shares of our common stock have been acquired by Aspire Capital under the Purchase Agreement, consisting of the Commitment Shares and the Initial Purchase Shares.  The Company may elect in its sole discretion to sell to Aspire Capital up to an additional number of shares under the Purchase Agreement equal to $29.5 million in value, but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

PLAN OF DISTRIBUTION

We entered into the Purchase Agreement with Aspire Capital on August 2, 2011.  Upon execution of the Purchase Agreement, we issued or sold 155,587 shares of common stock, in aggregate, to Aspire Capital.  The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, Aspire Capital is irrevocably committed to purchase up to an aggregate of $30.0 million of shares of our common stock over the approximately 24-month term of the Purchase Agreement.  The Purchase Agreement provides that from time to time over the term of the Purchase Agreement, on any trading day on which the closing sale price of our common stock is not less than $4.00 per share, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital to purchase up to 100,000 shares of our common stock per trading day so long as no purchase amount shall exceed $500,000 per trading day.  In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount equal to the lesser of (i) 100,000 shares and (ii) the number of shares with an aggregate purchase price of $500,000, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on The NASDAQ Global Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum.  The Purchase Agreement provides that unless and until our stockholders have approved the issuance of greater than 19.9% of our outstanding shares pursuant to the Purchase Agreement, the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 19.9% of our outstanding shares as of August 2, 2011, the date of the Purchase Agreement.

The common stock offered by this prospectus is being offered by Aspire Capital, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•                  ordinary brokers’ transactions;

•                  transactions involving cross or block trades;

•                  through brokers, dealers, or underwriters who may act solely as agents;

•                  “at the market” into an existing market for the common stock;

•                  in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•                  in privately negotiated transactions; or

•                  any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. Aspire Capital has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.

The selling stockholder is an “underwriter” within the meaning of the Securities Act.

Neither we nor Aspire Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Aspire Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

We will pay all reasonable expenses, other than sales or brokerage commissions, incurred in connection with registrations, filings or qualifications pursuant to our registration and related obligations in the Registration Rights Agreement. We have agreed to indemnify Aspire Capital and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Aspire Capital has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Aspire Capital specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

The selling stockholder and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Aspire Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered in this prospectus.

We may suspend the sale of shares by Aspire Capital pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares purchased by Aspire Capital under the Purchase Agreement have been sold by Aspire Capital.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our restated certificate of incorporation and bylaws are summaries, and are qualified by reference to the provisions of our restated certificate of incorporation and bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of undesignated preferred stock.

As of May 31, 2012, we had issued and outstanding: 14,748,582 shares of our common stock, which included 12,000 shares of unvested restricted stock.

As of May 31, 2012, we also had outstanding:

•                                          Options to purchase an aggregate of 2,255,743 shares of our common stock at a weighted average exercise price of $3.58 per share; and

•                                          Warrants to purchase an aggregate of 200,268 shares of our common stock at a weighted average exercise price of $7.60 per share, held by a total of 15 entities.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote per share on all matters properly submitted to a vote of the stockholders, including the election of directors. Our restated certificate of incorporation and our bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. An election of directors by our stockholders is determined by a plurality of the votes cast by stockholders entitled to vote on the election.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of undesignated preferred stock.  Our board is authorized, without stockholder approval, to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

Warrants

The following table summarizes the warrants to purchase shares of our common stock outstanding as of May 31, 2012:

Number of Warrants	Number of Holders	Per Share Exercise Price	Expiration Date
91,890	12	$7.45	August 20, 2016
31,861	2	7.45	May 13, 2020
59,748	2	7.95	June 13, 2016
16,769	1	7.45	March 29, 2017

Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, split-ups, reclassifications, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations or liquidations.

The holders of certain of these warrants are entitled to registration rights under our Investor Rights Agreement, as described in more detail under “— Registration Rights.”

Registration Rights

Holders of a total of 10,960,633 shares of our common stock as of May 31, 2012, including shares of our common stock issuable upon exercise of outstanding warrants, have the right to require us to register these shares under the Securities Act, under specified circumstances, pursuant to the terms of the Investor Rights Agreement. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. These registration rights will terminate upon the earlier of August 6, 2013 and the date that all registrable shares may immediately be sold pursuant to Rule 144 without regard to volume limitations.

Demand and Form S-3 Registration Rights.  Subject to specified limitations, certain holders of our common stock having registration rights may demand that we register all or a portion of their registrable shares under the Securities Act. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, the holders of our registrable shares may demand that we register on Form S-3 all or a portion of the registrable shares held by them. We are not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any 12-month period.

Limitations and Expenses.  In the event that any registration in which the holders of registrable shares participate pursuant to the Investor Rights Agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. Pursuant to the Investor Rights Agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or incidental registration. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

In addition, Aspire Capital holds registration rights under the Registration Rights Agreement discussed under “The Aspire Transaction.”

Delaware Anti-Takeover Law and Provisions of Our Restated Certificate of Incorporation and Our Bylaws

Delaware Anti-Takeover Law.  We are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, the business combination is approved in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Restated Certificate of Incorporation and Bylaws.  Provisions of our restated certificate of incorporation and our bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our restated certificate of incorporation and our bylaws:

•                  Authorize the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•                  Prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•                  Eliminate the ability of stockholders to call a special meeting of stockholders; and

•                  Establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

The amendment of any of these provisions by the stockholders would require the approval of the holders at least 66 2/3% of our then outstanding common stock.

Listing on The NASDAQ Global Market

Our common stock is listed on The NASDAQ Global Market under the symbol “PATH.”  On May 31, 2012, the last reported sale price per share of our common stock was $3.25 per share.  The shares of common stock offered pursuant to this prospectus have been approved for listing on The NASDAQ Global Market.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock described in this prospectus has been passed upon for us by Morgan Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements of NuPathe Inc. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011 and the period from January 7, 2005 (inception) through December 31, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG’s report dated March 20, 2012 contains an explanatory paragraph that states that NuPathe Inc.’s recurring losses and negative cash flows from operations since its inception raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

2,901,734 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by the registrant.  All amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$2,438
Legal fees and expenses	$50,000
Accounting fees and expenses	$25,000
Transfer agent and miscellaneous expenses	$2,562
Total	$80,000

Item 14.  Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL provides that a Delaware corporation, in its certificate of incorporation, may limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•                  Transaction from which the director derived an improper personal benefit;

•                  Act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;

•                  Unlawful payment of dividends or redemption of shares; or

•                  Breach of the director’s duty of loyalty to the corporation or its stockholders.

Section 145(a) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise.  The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests; however, no indemnification shall be permitted if such person has been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.

Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted under the DGCL. Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

In addition to the indemnification provisions provided for in our restated certificate of incorporation and bylaws, we have entered into separate indemnification agreements with our directors. These indemnification agreements provide, among other things, that we will indemnify our directors for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director in any claim, action or proceeding arising in his or her capacity as a director of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director makes a claim for indemnification.

We also maintain insurance policies which insure our directors and officers against certain liabilities.

The foregoing summaries are qualified in their entirety by reference to the complete text of the DGCL and our restated certificate of incorporation, our bylaws and the indemnification agreements referred to above, which are exhibits to this registration statement.

Item 15.  Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold by us in the three years preceding the filing of this registration statement which were not registered under the Securities Act:

Common Stock Financings

(a)   On August 2, 2011, we issued to Aspire Capital 84,866 shares of common stock as the initial commitment shares for a new equity financing of up to $30.0 million, which may be provided to the registrant by Aspire Capital, and Aspire Capital purchased 70,721 shares of common stock. After the Securities and Exchange Commission has declared effective this registration statement, on any trading day on which the closing sale price of our common stock is not less than $4.00 per share, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, directing Aspire Capital (as principal) to purchase up to 100,000 shares of our common stock per business day, up to $30.0 million of our common stock in the aggregate at a purchase price equal to the lesser of (i) the lowest sale price of our common stock on the purchase date or (ii) the arithmetic average of the three lowest closing sale prices for our common stock during the 12 consecutive trading days ending on the trading day immediately preceding the purchase date. However, no sale pursuant to a purchase notice may exceed $500,000 per trading day. In addition, on any date on which we submit a purchase notice to Aspire Capital in an amount equal to the lesser of (a) 100,000 shares and (b) the number of shares with an aggregate purchase price of $500,000, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price (VWAP) purchase notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of our common stock traded on

The NASDAQ Global Market on the next trading day, subject to a maximum number of shares we may determine and a minimum trading price equal to the greater of (x) 90% of the closing price of our common stock on the business day immediately preceding the VWAP purchase date or (y) such higher price as set forth by us in the VWAP purchase notice. The purchase price per share pursuant to such VWAP purchase notice is 95% of the volume-weighted average price for our common stock traded on The Nasdaq Global Market on the VWAP purchase date, if the aggregate shares to be purchased on that date have not exceeded the VWAP purchase share volume maximum we determined, or during that portion of such trading day until such time as the sooner to occur of (i) the time at which the aggregate shares traded exceed the VWAP purchase share volume maximum we determined or (ii) the time at which the sale price of our common stock falls below the VWAP minimum price threshold described above..

Convertible Note Financings and Warrant Issuances

(b)   In July 2009, we received gross proceeds of $1,934,183 from the sale of convertible promissory notes in a private placement to certain of our existing investors. In August 2009, the convertible promissory notes converted into shares of Series B preferred stock pursuant to the terms of such notes.  Upon such conversion, warrants to purchase an aggregate of 736,514 shares of Series B preferred stock were issued to the holders of such notes, which, upon the closing of our initial public offering, became warrants to purchase 91,890 shares of common stock in accordance with their terms.  The shares of Series B preferred stock resulting from such conversion of the convertible promissory notes subsequently converted into shares of our common stock upon our initial public offering.

(c)   In April 2010, we received gross proceeds of $10,062,500 from the sale of the convertible promissory notes in a private placement to certain of our existing investors. The convertible promissory notes accrued interest at a rate equal to 8% per year, compounding monthly, and had a maturity date of December 31, 2010, unless converted prior thereto. The convertible promissory notes and related accrued interest were automatically converted into 1,292,122 shares of common stock upon the closing of our initial public offering at a conversion price equal to $8.00 per share (representing 80% of the price to the public in such offering).

(d)   In May 2010, we entered into a $5.0 million secured term loan facility. In connection with such loan we issued the lenders warrants to purchase 255,376 shares of Series B preferred stock at an exercise price of $0.93 per share. Upon the closing of our initial public offering, in accordance with their terms, the warrants automatically became exercisable for 31,861 shares of common stock at an exercise price of $7.45 per share of common stock.

(e)   In June 2011, we amended our secured term loan facility to, among other things, (i) increase the amount of Term B Loans available to us thereunder to $10.0 million and (ii) provide for $3.0 million of Term C Loans to be available to us thereunder until August 31, 2011, subject to certain milestones relating to our product candidates. Concurrently with the execution of this amendment to our secured term loan facility, the lenders thereunder made $10.0 million of Term B Loans to us (representing the total amount of Term B Loans available to us thereunder).  In connection with such loans, we issued the lenders warrants to purchase 59,748 shares of our common stock at an exercise price of $7.95 per share. The number of shares subject to the warrants will automatically increase by up to an additional 17,925 shares of common stock if the Term C Loan is funded in full.  The warrants have a five year exercise period.

Stock Option and Restricted Stock Grants

(f) From July 19, 2005 through December 9, 2009, we granted stock options under our 2005 Equity Compensation Plan to purchase an aggregate of 983,663 shares of common stock with a weighted average exercise price of $1.80 per share, to certain of our employees, consultants and directors.  In addition, we granted 52,399 shares of restricted stock under our 2005 Equity Compensation Plan.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described in paragraphs (a) through (e) and to the extent applicable a portion of the stock options and restricted stock described in paragraph (f) granted to executive officers to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and restricted stock described in paragraph (g), except to the extent described above as exempt pursuant to Section 4(2) of the Securities Act, to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.  Exhibits and Financial Statement Schedules.

(a)   Exhibits.

The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated herein by reference.

(b) Financial Statements Schedules.

All financial statement schedules are omitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Conshohocken, Commonwealth of Pennsylvania, on the 1st day of June, 2012.

NUPATHE INC.

By:	/s/ Jane H. Hollingsworth
Jane H. Hollingsworth
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jane H. Hollingsworth	Chief Executive Officer and Director	June 1, 2012
Jane H. Hollingsworth	(Principal Executive Officer)

/s/ Keith A. Goldan	Chief Financial Officer	June 1, 2012
Keith A. Goldan	(Principal Financial and Accounting Officer)

*	Chairman of the Board	June 1, 2012
Wayne P. Yetter

*	Director	June 1, 2012
Michael Cola

*	Director	June 1, 2012
Jeanne Cunicelli

*	Director	June 1, 2012
William J. Federici

*	Director	June 1, 2012
Gary J. Kurtzman, M.D.

*	Director	June 1, 2012
Robert P. Roche, Jr.

* /s/ Jane H. Hollingsworth, as Attorney-in-Fact pursuant to Power of Attorney filed as Exhibit 24.1.

EXHIBIT INDEX

Exhibit		Incorporated by Reference				Filed	Previously
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith	Filed
3.1	Restated Certificate of Incorporation of NuPathe Inc.	8-K	001-34836	3.1	August 12, 2010

3.2	Bylaws of NuPathe Inc.	8-K	001-34836	3.2	August 12, 2010

4.1	Amended and Restated Investor Rights Agreement, dated as of July 8, 2008, as amended on July 20, 2010 and August 4, 2010	S-1/A	333-166825	4.1	August 5, 2010

4.2	Preferred Stock Warrant, dated as of March 29, 2007, as amended, issued to Oxford Finance Corp.	S-1/A	333-166825	4.2	June 15, 2010

4.3	Form of Warrant to Purchase Shares of Series B Preferred Stock, as amended	S-1/A	333-166825	4.3	June 15, 2010

4.4	Series B Preferred Stock Warrant, dated May 13, 2010, issued to MidCap Funding III, LLC, as amended June 13, 2011	—	—	—	—	—	X

4.5	Series B Preferred Stock Warrant, dated May 13, 2010, issued to Silicon Valley Bank, as amended June 13, 2011	—	—	—	—	—	X

4.6	Warrant to Purchase Stock, dated June 13, 2011, issued to MidCap Funding III, LLC	—	—	—	—	—	X

4.7	Warrant to Purchase Stock, dated June 13, 2011, issued to Silicon Valley Bank	—	—	—	—	—	X

4.8	Registration Rights Agreement, dated as of August 2, 2011, between NuPathe Inc. and Aspire Capital Fund, LLC	8-K	001-34836	4.1	August 2, 2011

5.1	Opinion of Morgan, Lewis & Bockius LLP	—	—	—	—	—	X

10.1*	Patent License Agreement, effective as of July 1, 2006, as amended, between NuPathe Inc. and The Trustees of the University of Pennsylvania	S-1/A	333-166825	10.1	June 15, 2010

10.2*	Development and License Agreement, dated September 14, 2007, as amended, between NuPathe Inc. and LTS	S-1/A	333-166825	10.2	July 27, 2010

	Lohmann Therapie-Systeme AG

10.3	Asset Purchase and License Agreement, dated July 8, 2008, between NuPathe Inc. and Travanti Pharma Inc.	S-1/A	333-166825	10.3	June 15, 2010

10.4*	Feasibility Evaluation Agreement, dated March 19, 2007, as amended, between NuPathe Inc. and SurModics Pharmaceuticals, Inc. (f/k/a Brookwood Pharmaceuticals, Inc.)	S-1/A	333-166825	10.4	July 27, 2010

10.5*	License Agreement, dated September 23, 2009, between NuPathe Inc. and SurModics Pharmaceuticals, Inc. (f/k/a Brookwood Pharmaceuticals, Inc.)	S-1/A	333-166825	10.5	July 27, 2010

10.6	Secured Subordinated Convertible Note and Warrant Purchase Agreement, dated April 9, 2010, between NuPathe Inc. and the Purchasers named therein	S-1/A	333-166825	10.6	June 15, 2010

10.7	Loan and Security Agreement, effective as of May 13, 2010, by and among MidCap Funding III, LLC, Silicon Valley Bank and NuPathe Inc., as amended June 13, 2011	—	—	—	—	—	X

10.8	Secured Promissory Note, dated May 13, 2010, made by NuPathe Inc. in favor of MidCap Funding III, LLC (Term A Loan)	S-1/A	333-166825	10.8	June 15, 2010

10.9	Secured Promissory Note, dated May 13, 2010, made by NuPathe Inc. in favor of Silicon Valley Bank (Term A Loan)	S-1/A	333-166825	10.9	June 15, 2010

10.10	Secured Promissory Note, dated June 13, 2011, made by NuPathe Inc. in favor of MidCap Funding III, LLC (Term B Loan)	—	—	—	—	—	X

10.11	Secured Promissory Note, dated June 13, 2011, made by NuPathe Inc. in favor of Silicon Valley Bank (Term B Loan)	—	—	—	—	—	X

10.12*	Equipment Funding Agreement, dated June 1, 2010, between NuPathe Inc. and LTS Lohmann Therapie-Systeme AG	S-1/A	333-166825	10.11	July 27, 2010

10.13	Office Space Lease, dated January 10, 2008, between NuPathe Inc. and Washington Street Associates II, L.P.	S-1/A	333-166825	10.10	June 15, 2010

10.14	First Amendment, dated November 1, 2010 to Office Space Lease, dated January 10, 2008, between NuPathe Inc. and Washington Street Associates II, L.P.	10-K	001-34836	10.12	March 18, 2011

10.15#	Amended and Restated 2005 Equity Compensation Plan, as amended, including forms of Incentive Stock Option Grant, Nonqualified Stock Option Grant and Restricted Stock Grant Agreement thereunder	S-1/A	333-166825	10.12	June 15, 2010

10.16#	NuPathe Inc. 2010 Omnibus Incentive Compensation Plan, as amended and restated effective April 11, 2011	Schedule 14A	001-34836	Appendix A	April 22, 2011

10.17#	Form of Incentive Stock Option Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan	10-Q	001-34836	10.2	November 12, 2010

10.18#	Form of Nonqualified Stock Option Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan	10-Q	001-34836	10.3	November 12, 2010

10.19#	Form of Nonqualified Stock Option Grant Agreement for awards to non-employee directors under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan	10-Q	001-34836	10.4	November 12, 2010

10.20#	Form of Restricted Stock Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan	10-Q	001-34836	10.5	November 12, 2010

10.21#	NuPathe Inc. 2010 Employee Stock Purchase Plan	S-1/A	333-166825	10.14	July 21, 2010

10.22#	Employment Agreement between NuPathe Inc. and Jane H. Hollingsworth	S-1/A	333-166825	10.15	July 9, 2010

10.23#	Employment Agreement between NuPathe Inc. and Terri B. Sebree	S-1/A	333-166825	10.16	July 9, 2010

10.24#	Employment Agreement between NuPathe Inc. and Keith A. Goldan	S-1/A	333-166825	10.17	July 9, 2010

10.25#	Employment Agreement between	S-1/A	333-166825	10.18	July 9, 2010

	NuPathe Inc. and Gerald W. McLaughlin

10.26#	Employment Agreement, dated October 7, 2010, by and between NuPathe Inc. and Michael F. Marino	10-Q	001-34836	10.8	November 12, 2010

10.27#	Employment Agreement dated November 1, 2011, between NuPathe Inc. and Bart J. Dunn	10-Q	001-34836	10.2	November 14, 2011

10.28#	NuPathe Inc. Non-employee Director Compensation Policy	10-K	001-34836	10.26	March 18, 2011

10.29#	Form of Director Indemnification Agreement	S-1/A	333-166825	10.20	July 9, 2010

10.30#	List of current directors with a Director Indemnification Agreement in the form provided as Exhibit 10.29	—	—	—	—	—	X

10.31	Common Stock Purchase Agreement, dated August 1, 2011 between NuPathe Inc. and Aspire Capital Fund, LLC	8-K	001-34836	10.1	August 2, 2011

10.32	Equipment Purchase Agreement, dated April 23, 2012, by and between Automated Engineering, LLC and NuPathe Inc.	8-K	001-34836	10.1	April 26, 2012

23.1	Consent of KPMG LLP, independent registered public accounting firm	—	—	—	—	X	—

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)	—	—	—	—		X

24.1	Power of Attorney (included in the signature page to intial registration statement)	—	—	—	—	—	X

*              Certain information in this exhibit has been omitted pursuant to an Order Granting Confidential Treatment issued by the Securities and Exchange Commission.

#              Indicates management contract or compensatory plan or arrangement.